SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

[redacted]

08003216

June 9, 2008

VIA FEDERAL EXPRESS

SEC Mail Processing Section
JUN 12 2008
Washington, DC
106

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
E JUN 17 2008
THOMSON REUTERS

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

6/16

United States Sec Filing
June 9, 2008

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

Correspondence with Securities Commission(s)

1. Interim MD&A for Three Months Ended March 31, 2008
2. Interim Financial Statements for March 31, 2008
3. Certificate of Interim Filing by the CFO; and
4. Certificate of Interim Filing by the CEO.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
As at March 31, 2007 and December 31, 2006
(Unaudited – prepared by management)

	March 31, 2008	December 31, 2007
Assets		
Current assets		
Cash	$ 99,539	$ 1,022,700
Short-term investments	3,675,000	3,095,000
Accounts receivable	146,833	140,579
Due from related parties (Note 9)	71,077	75,036
Prepaid expenses	31,565	28,376
	4,024,014	4,361,691
Mineral property interests (see schedule) (Notes 5 and 10)	7,757,275	7,120,104
Investments (Note 6)	2,348	2,896
Equipment	53,089	49,022
Reclamation deposits	23,220	23,220
	$ 11,859,946	$ 11,556,933
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 373,852	$ 183,298
Due to related parties (Note 9)	--	420
Current portion of long-term debt	38,000	53,000
	411,852	236,718
Long-term debt (Note 7)	59,000	44,000
Total liabilities	470,852	280,718
Shareholders' equity		
Share capital (Note 8)	21,997,355	22,050,752
Warrants (Note 8)	1,125,627	1,166,158
Contributed surplus	1,509,664	1,297,390
Deficit	(13,241,986)	(13,237,067)
Accumulated other comprehensive loss	(1,566)	(1,018)
	11,389,094	11,276,215
	$ 11,859,946	$ 11,556,933

Commitments (Note 5 (c))

See accompanying notes to interim financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Frank A. Lang"
Frank A. Lang

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2008	2007
Expenses		
Amortization	$ 505	$ 505
Legal, accounting and audit	6,395	23,525
Management fees	12,000	12,000
Office and administration	29,911	20,959
Property investigations	--	910
Salaries and benefits	62,586	70,786
Shareholder communications	88,281	54,332
Stock-based compensation	191,998	28,882
Travel and conferences	22,724	6,822
Interest and other income	(37,593)	(11,091)
	376,807	207,630
Loss before income taxes	(376,807)	(207,630)
Income tax recovery (Note 8 (c))	371,888	68,172
Loss for the period	(4,919)	(139,458)
Deficit, beginning of period	(13,237,067)	(11,968,807)
Deficit, end of period	$ (13,241,986)	$ (12,108,265)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	100,782,918	70,683,037

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended March 31, 2008	Three months ended March 31, 2007
Loss for the period before comprehensive income	$ (4,919)	$ (139,458)
Unrealized gain (loss) on investments	(548)	470
Comprehensive loss	$ (5,467)	$ (138,988)

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Shareholders' Equity
Three months ended March 31, 2008
(Unaudited – prepared by management)

	Common Shares Without Par Value						
	Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2006	62,439,384	$ 15,575,946	$ 182,985	$ 630,278	$ --	$ (11,968,807)	$ 4,420,402
Issued for cash							
Private placement at $0.16, less share issue costs	9,375,000	920,314	405,032	--	--	--	1,325,346
Private placement at $0.22, less share issue costs	16,523,864	2,830,715	511,895	--	--	--	3,342,610
Private placement at $0.35 less share issue costs	3,803,000	966,150	253,388	--	--	--	1,219,538
Stock options exercised	1,099,750	239,426	--	(92,838)	--	--	146,588
Warrants exercised	4,866,229	1,044,539	(65,267)	--	--	--	979,272
Agent's warrants exercised	1,722,625	424,901	(121,875)	--	--	--	303,026
Issued for mineral property interests and other							
Surface rights – Jersey-Emerald property	380,000	109,850	--	--	--	--	109,850
Stephens Lake – Trout	16,666	7,083	--	--	--	--	7,083
Income tax effect of renunciation of flow-through expenditures	--	(68,172)	--	--	--	--	(68,172)
Stock options expired unexercised or cancelled	--	--	--	(17,801)	--	--	(17,801)
Stock-based compensation	--	--	--	777,751	--	--	777,751
Transition adjustment to opening balance	--	--	--	--	469	--	469
Unrealized losses on investments for the year	--	--	--	--	(1,487)	--	(1,487)
Loss for the year	--	--	--	--	--	(1,268,260)	(1,268,260)
Balance, December 31, 2007	100,226,518	22,050,752	1,166,158	1,297,390	(1,018)	(13,237,067)	11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,306)	--	--	--	228,056
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Stock-based compensation	--	--	--	225,808	--	--	225,808
Unrealized losses on investments for the period	--	--	--	--	(548)	--	(548)
Loss for the period	--	--	--	--	--	(4,919)	(4,919)
Balance, March 31, 2008	101,750,868	$ 21,997,355	$ 1,125,627	$ 1,509,664	$ (1,566)	$ (13,241,986)	$ 11,389,094

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2008	2007
Cash provided by (used for)		
Operations		
Loss for the period	$ (4,919)	$ (139,458)
Items not involving cash		
Amortization	505	505
Stock-based compensation	191,998	28,882
Income tax recovery	(371,888)	(68,172)
Changes in non-cash operating working capital		
Accounts receivable	(6,255)	(29,002)
Due to/from related parties	3,539	651
Prepaid expenses	(3,189)	(44,304)
Accounts payable and accrued liabilities	6,066	34,978
	(184,143)	(215,920)
Investing		
Mineral property interests		
Acquisition costs	(9,960)	(7,530)
Exploration and development costs	(389,708)	(136,983)
Short-term investments	(580,000)	(962,000)
Equipment	(11,271)	(17,352)
	(990,939)	(1,123,865)
Financing		
Common shares issued for cash	251,921	1,353,510
Cash and cash equivalents		
Increase (decrease) during the period	(923,161)	13,725
Balance, beginning of period	1,022,700	31,819
Balance, end of period	$ 99,539	$ 45,544
Supplemental information		
Stock-based compensation capitalized to mineral property interests	33,810	2,901
Future income tax liability capitalized to mineral property interests	12,505	--

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2008 and 2007
(Unaudited – prepared by management)

1. Nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

As disclosed in the financial statements, the Company has working capital, as at March 31, 2008, of $3,612,162 (December 31, 2007 – $4,124,973) and an accumulated deficit of $13,241,986 (December 31, 2007 – $13,237,067). Working capital is defined as current assets less current liabilities.

The Company has capitalized $7,757,275 (December 31, 2007 - $7,120,104) in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

2. Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended March 31, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2008:

3. Changes in accounting policies:

Financial Instruments – recognition and measurement

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.

3. Changes in accounting policies (continued):

Financial Instruments – recognition and measurement (continued)

The Company accounts for its portfolio investments as long-term investments. Section 1530 – *"Comprehensive Income"* of the Canadian Institute of Chartered Accountants Handbook ("CICA") is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in income (loss) and realized.

Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from the earnings or loss and reported as other comprehensive income or loss.

Comprehensive income and transition adjustment to opening balance

The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available-for-sale securities from purchase to December 31, 2007, was $1,018, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized loss on the available-for-sale securities for the three months ended March 31, 2008, was $548, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available-for-sale.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transactions Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC 166 effective December 31, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

4. New accounting pronouncements:

Capital disclosures

CICA handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard, the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it completed with any externally imposed capital requirements to which it is subject; and (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company manages its common shares, options and warrants as capital. As the Company is in the exploration state, its principal source of funds is from the issuance of common shares. It is the Company's objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

The Company is listed on the TSX Venture Exchange. The TSX Venture Exchange imposes certain capital requirements prior to listing; however, there are no ongoing capital requirement to remain listed on the TSX Venture Exchange.

Financial instruments disclosures

CICA Handbook Section 3862, *"Financial Instruments – Disclosures"*, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The section requires specific disclosures to be made, including the criteria for (i) designating financial assets and liabilities as held for trading: (ii) designating financial assets as available-for-sale; and (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used. This standard is effective for interim and annual financial statements beginning on January 1, 2008.

As of March 31, 2008, the Company's carrying values of cash, short-term investments, accounts receivable, and accounts payable approximate their fair market values.

<u>Credit risk</u>
Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable. The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

<u>Currency risk</u>
As at March 31, 2008, most of the Company's cash and short-term investments were held in Canadian dollars. The Company's functional and reporting currency is the Canadian dollar. The Company's currency risk is nominal, as cash balances kept in United States dollars are nominal and are used for nominal expenditures in that currency.

4. New accounting pronouncements (continued):

Interest rate risk
Included in the loss for the year in these financial statements is interest income on Canadian dollar cash and short-term investments. If interest rates throughout the year had been 10 basis points (0.1% lower (higher), then the loss for the period would have been under nominal and would have had no effect on the operations of the Company.

Liquidity risk
The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.

Market risks
The significant market risks to which the Company is exposed are commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk
The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, tungsten, molybdenum, copper and zinc, all commodities that are in the two significant mineral property interests held by the Company.

General standards on financial statement presentation

CICA Handbook section 1400, *"General Standards on Financial Statement Presentation"*, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The adoption of these changes has not had an impact on its interim financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2008 and 2007
(Unaudited – prepared by management)

5. Mineral property interests (continued):

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia.

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over a portion of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,0000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 7 – Long-term debt).

(c) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make no cash payments in fiscal 2008, but is scheduled to issue 200,000 common shares in fiscal 2008. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

6. Investments:

Name of Company	Number of Shares	Cost	Accumulated Unrealized Holding Gains (Losses)	Carrying Value
Emgold Mining Corporation (Note 9(d))	15,652	$ 3,913	$ (1,566)	$ 2,347
LMC Management Services Ltd. (Note 9(a))	1	1	--	1
		$ 3,914	$ (1,566)	$ 2,348

Name of Company	Number of Shares	Book Value December 31, 2007	Accumulated Unrealized Holding Gains (Losses)	Carrying Value
Emgold Mining Corporation	15,652	$ 3,913	$ (1,018)	$ 2,895
LMC Management Services Ltd.	1	1	--	1
		$ 3,914	$ (1,018)	$ 2,896

7. Long-term debt:

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 5 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and on June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at March 31, 2008, of $0.19 (December 31, 2007 - $0.265). Any gain or loss resulting from the difference between the recorded prices of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2007, was a gain of $14,000, compared to an expense of $6,000 in the year ended December 31, 2006.

	March 31, 2008	December 31, 2007
Long-term debt, beginning of period	$ 97,000	$ 158,000
Less cash payment	--	--
Less payments made in common shares on valuation date	--	(61,000)
Long-term debt, end of period	97,000	97,000
Current portion of long-term debt	$ 38,000	$ 53,000

8. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2008 and 2007
(Unaudited – prepared by management)

8. Share capital (continued):

(c) Flow-through shares

In 2007, the Company issued 3,803,000 flow-through shares ("FTS") for gross proceeds of $1,331,050. Under the FTS agreements, the Company agreed to renounce $1,331,050 of qualifying expenditures to the investors effective December 31, 2007, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2008.

The Company has estimated that the future income taxes recorded at the time of renunciation will be approximately $359,383. During the period, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $359,383.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 14,736,201 common shares. The following table summarizes information about the stock options outstanding at March 31, 2008:

Weighted Average Exercise Price	Number Outstanding at March 31, 2008	Weighted Average Remaining Contractual Life
$0.10	1,500,000	2.2 years
$0.15	2,379,000	1.3 years
$0.17	2,500,000	3.2 years
$0.25	250,000	4.0 years
$0.40	250,000	4.0 years
$0.60	250,000	4.0 years
$0.45	2,334,000	4.3 years
$0.29	2,835,000	4.6 years
$0.29	200,000	5.0 years
$0.25	12,498,000	3.3 years

A summary of the changes in stock options for the period ended March 31, 2008, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2007	12,534,500	$0.25
Granted	200,000	$0.29
Exercised	(168,750)	$0.13
Cancelled	(67,750)	$0.35
Balance, March 31, 2008	12,498,000	$0.31
Balance vested, March 31, 2008	8,242,250	$0.26

8. Share capital (continued):

(d) Stock options (continued)

The Company granted 200,000 stock options to consultants at a price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock option granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 82%; and a weighted average fair value per option grant of $0.21.

(e) Share purchase warrants

As at March 31, 2008, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
775,000	$0.30	May 30, 2008**
291,237	$0.25	October 18, 2008
9,185,000	$0.25	January 11, 2009
289,750*	$0.16	January 11, 2009
289,750	$0.25	January 11, 2009
5,738,750	$0.30	November 10, 2008
918,200	$0.30	November 10, 2008
2,523,182	$0.30	November 10, 2008
316,800	$0.30	November 10, 2008
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
24,449,969		

* Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.
**Extended to May 30, 2008, from May 30, 2007

9. Related party transactions and balances:

	Three months ended March 31, 2008	2007
Services rendered and reimbursement of expenses:		
LMC Management Services Ltd. (a)	$ 110,344	$ 101,370
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	4,500	4,500

Balances receivable from (e):	March 31, 2008	December 31, 2007
LMC Management Services Ltd.	$ 71,077	$ 74,208
Directors and officers	--	828
	71,077	75,036
Balances payable to (e):		
Directors and officers	$ --	$ 420

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2008 and 2007
(Unaudited – prepared by management)

9. Related party transactions and balances (continued):

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Three months ended March 31, 2008

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests March 31, 2008
Acquisition costs				
Balance, beginning of period	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the period	8,460	1,500	--	9,960
Balance, end of period	511,943	504,116	37,438	1,053,497
Exploration and development costs				
Incurred during the period				
Assays and analysis	8,909	95,707	--	104,616
Drilling	--	233,651	--	233,651
Engineering	--	15,000	--	15,000
Environmental	--	30,929	--	30,929
Geological and geophysical	5,271	95,408	--	100,679
Site activities	1,480	72,227	--	73,707
Stock-based compensation	--	46,315	--	46,315
Travel and accommodation	1,157	21,157	--	22,314
	16,817	610,394	--	627,211
Balance, beginning of period	2,734,113	3,297,082	45,372	6,076,567
Balance, end of period	2,750,930	3,907,476	45,372	6,703,778
Total Mineral Property Interests	$ 3,262,873	$ 4,411,592	$ 82,810	$ 7,757,275

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Year ended December 31, 2007

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests December 31, 2007
Acquisition costs				
Balance, beginning of year	$ 576,166	$ 346,857	$ 17,022	$ 940,045
Incurred during the year	143	155,759	20,416	176,318
Write-downs during the year	(72,826)	–	–	(72,826)
Balance, end of year	503,483	502,616	37,438	1,043,537
Exploration and development costs				
Incurred during the year				
Assays and analysis	5,014	93,796	–	98,810
Drilling	135,443	1,403,533	–	1,538,976
Engineering	–	134,196	–	134,196
Environmental	–	45,859	–	45,859
Geological and geophysical	20,972	306,006	–	326,978
Site activities	3,468	310,165	14,670	328,303
Stock-based compensation	–	81,063	–	81,063
Travel and accommodation	6,538	88,669	–	95,207
Trenching	136	23,057	–	23,193
	171,571	2,486,344	14,670	2,672,585
Balance, beginning of year	2,582,452	810,738	30,702	3,423,892
Write-downs during the year	(19,910)	–	–	(19,910)
Balance, end of year	2,734,113	3,297,082	45,372	6,076,567
Total Mineral Property Interests	$ 3,237,596	$ 3,799,698	$ 82,810	$ 7,120,104

Sultan Minerals Inc.
Management Discussion and Analysis
for the Three Months Ended
March 31, 2008

1.1 Date

The effective date of this interim report is May 28, 2008.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This interim MD&A should be read in conjunction with the unaudited interim financial statements of Sultan Minerals Inc. for the three months ended March 31, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2008 ("fiscal 2008") was $4,919 or $0.00 per common share, after income tax recovery of $371,888, due to flow-through renunciations and income taxes on capitalized stock-based compensation, compared to a loss of $139,458 or $0.00 per common share in the three months ended March 31, 2007 ("fiscal 2007"), also after income tax recovery due to flow-through renunciations of $68,172.

- During fiscal 2008, operations utilized cash of $184,143 compared to $215,920 in fiscal 2007.

- Expenditures on mineral property interests totalled $637,171 in fiscal 2008 compared to $396,458 in fiscal 2007. The expenditures were incurred on the following mineral properties in fiscal 2008, with the fiscal 2007 numbers in brackets: Kena - $25,277 ($1,179) and the Jersey and Emerald properties - $611,894 ($395,279).

- The Company received total cash of $251,921 by the issuance of 1,524,350 common shares in fiscal 2008 through the exercise of stock options, warrants and agent's warrants.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds

100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program, which is well underway. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

Diamond drilling in 2007 on the property totalled 80 drill holes, of which 19 were underground and 61 holes were drilled from the surface. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

The results confirm that significant mineralization may extend well beyond the limits of the historic lead-zinc mining operation. The grades intersected in these holes are comparable to the historical grades of the Jersey mine which produced 8,000,000 tons averaging 2.0% Pb and 3.8% Zn. The mineralization has been traced up to 300 feet (90 metres) west of the historic "G-Zone" which was the northernmost workings in the Jersey Lead-Zinc Mine. The attitude of the mineralization discovered to date suggests that a considerable portion of this area of the deposit might be extracted by surface mining methods.

Diamond drilling is presently underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS2 over a core length of 548.0 feet. The intersection included several higher-grade sections that included 0.28% MoS2 over 79.9 feet, 0.23% MoS2 over 43.0 feet and 1.81% MoS2 over 9.9 feet.

In 2007, drill logs and assays for a total of 276 drill holes in the Emerald Tungsten Deposit were entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the Company to complete a resource evaluation for remnant mineralization in the Emerald Tungsten deposit.

Exploration expenditures on the Jersey-Emerald property in fiscal 2008 with the fiscal 2007 comparative figures shown in brackets include the following: assays and analysis – $95,707 ($14,338); drilling - $233,651 ($158,069); engineering - $15,000 ($60,879); environmental - $30,929 ($Nil); geological and geophysical – $95,408 ($62,283); travel and accommodation – $21,157 ($13,105); stock-based compensation - $46,315 ($2,901) and site activities – $72,227 ($76,174). Acquisition costs of $1,500 ($7,530) were incurred.

In July 2007 Sultan engaged Wardrop Engineering to undertake an environmental baseline study on the Jersey-Emerald Property. Sultan is aggressively advancing the development of the Jersey-Emerald project with the objective of re-opening this historic tungsten and lead-zinc producer which was formerly owned and operated by Placer Dome.

The environmental assessment will take approximately 14 months to complete and will primarily cover water quality data and biological sampling including fish, invertebrates and habitat description. In conjunction with this environmental baseline study, Wardrop is supervising metallurgical studies that are currently underway on the tungsten and molybdenum mineralization.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure

for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

The Company holds 100% interest in the original Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo of P & L Geological Consultants Ltd.

Exploration expenditures on the Kena property in fiscal 2008, with the fiscal 2007 comparative figures shown in brackets, include the following: assays and analysis – $8,909 ($Nil); geological and geophysical – $5,271 ($791); travel and accommodation - $1,157 ($Nil); and site activities – $1,157 ($388). Acquisition costs of $8,460 ($Nil) were incurred.

Recommendations
The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Gold Zone
In February Sultan received final gold assays for a deep drill hole completed in December 2007. This drill hole, located centrally in the Gold Mountain Zone of the Kena Property, confirms that gold mineralization extends from surface to a hole depth of 435.33 metres (1,428 feet), well below any previous drill intersections.

From bedrock surface to a depth of 435.33 metres, diamond drill hole GM07-01 assays 0.50 g/t gold over a core length of 430.0 metres (1,428 feet). Of particular interest is a 101.27-metre section that averages 0.84 g/t gold from 230.73 to 332.00 metres. This intersection occurs below the level of previous drilling on this target. The hole also contained several higher grade sections including 10.99 g/t gold over 4.0 metres, 9.10 g/t gold over 1.27 metres and 11.26 g/t gold over 2.0 metres.

Results from this recent drilling program are consistent with previous results which demonstrate that the Gold Mountain Zone is host to bulk tonnage, porphyry style, gold mineralization containing narrower, very high-grade gold shoots. The hole cut classic, gold bearing, porphyry style mineralization to a hole

depth of 457 metres (1,500 feet) where the hole intersected the unmineralized volcanics that form the east wall of the Gold Mountain Zone. The results suggest that the Gold Mountain Zone which was previously drilled to less than 240 metres depth may extend to much greater depths and be much larger than previously believed.

The focus of the recent drill program was to expand the preliminary gold resource announced in the NI 43-101 report of June 2004. In 2008 Sultan plans a trenching and drilling program to trace the mineralization to the south where the soil anomaly overlaps the Kena Porphyry Copper Zone. (See News Release of January 29, 2008).

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba. The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have 75% of the Trout Claim Group, which are internal to the claims initially forming the Stephens Lake Property.

1.2.4 Mineral Property Option Payments Due In Fiscal 2008

To maintain its mineral property interests the Company is required to make no cash payments in fiscal 2008, but is scheduled to issue 200,000 common shares in fiscal 2008. This includes the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 averaged US$603.46 per ounce. In 2007 gold averaged US$693.39 per ounce, and increasing to an average price of US$915.27, to May 28, 2008. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, and in 2007 averaged US$29.72 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Current assets	$ 4,361,691	$ 232,237	$ 265,949
Mineral property interests	7,120,104	4,363,937	3,603,949
Other assets	75,138	74,906	109,211
Total assets	11,556,933	4,671,080	3,979,109
Current liabilities	236,718	127,678	233,310
Long-term debt	44,000	123,000	--
Shareholders' equity	11,276,215	4,420,402	3,745,799
Total shareholders' equity and liabilities	11,556,933	4,671,080	3,979,109
Working capital (current assets less current liabilities)	4,124,973	104,559	32,639

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Expenses (recoveries)			
Amortization	$ 2,020	$ 2,435	$ 987
Debt finance adjustment	(14,000)	6,000	--
Legal, accounting and audit	56,428	33,527	20,691
Management and consulting fees	45,000	46,000	35,000
Office and administration	94,339	74,993	80,278
Salaries and benefits	221,429	171,412	131,542
Shareholder communications	263,175	202,301	98,524
Stock-based compensation	677,726	161,322	176,393
Travel and conferences	34,400	43,246	19,413
	1,380,517	741,236	562,828
Property investigations	4,352	873	938
Write-down of mineral property interests	92,736	131,771	319,914
Interest income	(141,173)	(9,479)	(1,719)
Loss before income taxes	(1,336,432)	(864,401)	(881,961)
Income tax (recovery) expense – current	--	--	--
– future income taxes	68,172	103,128	60,554
Loss for the year	$ (1,268,260)	$ (761,273)	$ (821,407)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	80,200,248	58,480,943	48,507,514
Number of common shares issue and outstanding, end of year	100,226,518	62,439,384	52,971,242

1.4 Results of Operations

Sultan incurred a loss of $4,919, or loss per common share of $0.00 in the three months ended March 31, 2008, compared to a loss of $139,458, or loss per common share of $0.00 in the three months ended March 31, 2007.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue increased from $11,091 in fiscal 2007 to $37,593 in fiscal 2008 due to higher cash balances and higher interest rates throughout the fiscal 2008 period.

Expenses

Legal, accounting and audit decreased from $23,525 in fiscal 2007 to $6,395 in fiscal 2008. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2006 year end were significantly higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses were significantly higher in fiscal 2007. Audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal period. In fiscal 2008, consulting fees of $4,500 (2007-$4,500) were paid through LMC Management Services Ltd. to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $20,959 in fiscal 2007 to $29,911 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company shared office premises in fiscal 2007, reducing costs.

Salaries and benefits decreased from $70,786 in fiscal 2007 to $62,586 in fiscal 2008, due to timing of work related to the Company's fiscal 2007 annual audit. Salaries will likely increase overall in 2008 as the shortage of qualified professionals in the mining industry is contributing to increased salary and benefits costs.

In fiscal 2007, there was $28,882 in stock-based compensation expense, compared with $191,998 in fiscal 2008. In addition, stock-based compensation costs of $33,810 was capitalized to the Jersey-Emerald Property in fiscal 2008, plus related future income tax liability of $12,505, compared to $2,901 capitalized in fiscal 2007.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The

Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $54,332 in fiscal 2007 to $88,281 in fiscal 2008. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (2007 - $6,000) and Horng Kher (Marc) Lee $16,000 (2007 - $9,000), and CHF Investor Relations $22,500 (2007 - $Nil). Other shareholder activities consist of web site maintenance, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses increased from $6,822 in fiscal 2007 to $22,724 in fiscal 2008 due to costs related to the Prospectors and Developers Conference.

Property investigation costs decreased from $910 in fiscal 2007 to $Nil in fiscal 2008. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in fiscal 2008.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $68,172 in fiscal 2007.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2006							
Second Quarter	27,208	158,049	24	(1)	245,893	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,069	176,267	$0.00
Fourth Quarter	92,223	272,419	21	--	166,162	272,651	$0.01
2007							
First Quarter	1,179	395,279	--	--	217,812	139,458	$0.00
Second Quarter	671	715,262	14,670	--	249,664	275,265	$0.00
Third Quarter	7,888	688,297	20,416	--	369,930	355,251	$0.00
Fourth Quarter	161,976	843,265	--	--	543,111	498,286	$0.01
2008							
First Quarter	25,277	611,894	--	--	414,400	4,919	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2008, Sultan's working capital, defined as current assets less current liabilities, was $3,612,162, compared with working capital of $4,124,973 at December 31, 2007. The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At March 31, 2008, Sultan had capitalized $7,757,275 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the three months ended March 31, 2008, Sultan's expenditures included $637,171 on the acquisition and exploration of its mineral property interests compared to $396,458 in the three months ended March 31, 2007.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (200,000 issued); on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at October 2, 2007, of $0.305 (March 31, 2008 - $0.19). Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations.

1.7 Capital Resources

During the three months ended March 31, 2008, the Company issued 1,341,500 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17. The Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The Company granted 200,000 stock options to consultants at a price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock option granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 82%; and a weighted average fair value per option grant of $0.21.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2008, and December 31, 2007, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Three months ended March 31, 2008	2007
LMC Management Services Ltd. (a)	$ 110,344	$ 101,370
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	4,500	4,500

Balances receivable from (e):	March 31, 2008	December 31, 2007
LMC Management Services Ltd.	$ 71,077	$ 74,208
Directors and officers	--	828
	71,077	75,036
Balances payable to (e):		
Directors and officers	$ --	$ 420

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at March 31, 2008, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

Financial Instruments – Recognition and Measurement.

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments and comprehensive income Investments and comprehensive income

<u>Financial instruments – recognition and measurement.</u>

The Company accounts for its portfolio investments as long-term investments. Section 1530 – "Comprehensive Income" of the Canadian Institute of Chartered Accountants Handbook ("CICA") is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in income (loss) and realized.

Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from the earnings or loss and reported as other comprehensive income or loss.

<u>Comprehensive income and transition adjustment to opening balance</u>

The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2007, was $1,018, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized loss on the available-for-sale securities for the three months ended March 31, 2008, was $548, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

<u>Accounting policy choice for transaction costs</u>

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transactions Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC 166 effective December 31, 2007, which requires retroactive application to all transaction costs accounted for

in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

1.14 Financial Instruments and Other Instruments

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available-for-sale.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the year ended December 31, 2007 and the unaudited interim financial statements for the three months ended March 31, 2008.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 28, 2008, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares

without par value.

Issued and Outstanding Capital

101,750,868 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,379,000	$0.15	July 6, 2009
250,000	$0.25	March 29, 2012
250,000	$0.40	March 29, 2012
250,000	$0.60	March 29, 2012
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
12,498,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
775,000	$0.30	May 30, 2008**
291,237	$0.25	October 18, 2008
9,185,000	$0.25	January 11, 2009
289,750*	$0.16	January 11, 2009
289,750	$0.25	January 11, 2009
5,738,750	$0.30	November 10, 2008
918,200	$0.30	November 10, 2008
2,523,182	$0.30	November 10, 2008
316,800	$0.30	November 10, 2008
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
24,449,969		

* Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.
**Extended to May 30, 2008, from May 30, 2007

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able

to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICRF as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Certification of Interim Filings .

I, Arthur G. Troup, President and Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2008.

1. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2008

/s/ Arthur G. Troup
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Certification of Interim Filings

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2008.

1. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2008

/s/ Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END